NEWS RELEASE
Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2006 Second Quarter Financial Results
Monday, July 31, 2006 at 11:00 a.m. E.T.
NEW YORK, July 5, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its second quarter results will be released prior to the market open on Monday, July 31, 2006. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2006 second quarter results on Monday, July 31, 2006 at 11:00 a.m. Eastern Time. Scheduled speakers are Ric Clark, President and Chief Executive Officer, and Craig Laurie, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s Web site www.brookfieldproperties.com, before the market open on July 31, 2006.
To participate in the conference call, please dial 888-789-9572, passcode 9626402, five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through August 15th, 2006 by dialing 888-509-0081, passcode 9626402. A live webcast of the call will be available at www.brookfieldproperties.com for 30 days.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 59 commercial properties totaling 47 million square feet and ten development sites totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.